SUMMARY GEOLOGICAL REPORT
ON THE GOLD DEPOSITS AT CANGALLI, BOLIVIA



                          ING. GUIDO PARAVICINI P., MA.
                         MINING ENGINEER & GEOPHYSICIST
                                JANUARY 20, 1997



1.  INTRODUCTION

Early in December of 1996, Golden Eagle International, Inc. ("Golden Eagle"), a mining company located in Denver, Colorado, contracted the author's professional services as a mining engineer and geophysicist, to carry out the following tasks relative to the gold deposits at CANGALLI, Bolivia: Review the geological literature and studies regarding the region, the Tipuani Mining District, and the local area surrounding Cangalli; conduct field studies of the local geology; conduct a sufficiently-in-depth sampling program to verify the mineral resources and reserves on the claims owned by the Unidas Cangalli Gold Mining Cooperative, but which are controlled under contract by Golden Eagle's Bolivian subsidiary; recommend appropriate mining methods to be employed; and finally, verify Golden Eagle's rights to legally mine the claims under study. Even though the Cangalli area was well-known to the author, a 10 day field study was carried out in mid-December of l996. An additional 21 day period during the end of December, l996, and the beginning of January, l997, was dedicated to a review of the information gathered in the field, and of the literature available in the libraries of Geobol, Bolivia's geological survey; the Ministry of Mines; FONEM, the Bolivian National Exploration Fund; and UMSA, the National University of San Andres. A full report of the field, laboratory, research and office work performed will be finished by January 28, 1997. However, Dr. Terry C. Turner, Golden Eagle's attorney and legal representative in Bolivia requested this Summary Geological Report to be able to inform Golden Eagle's Board of Directors and Shareholders of the Final Report's essential findings.

2.   LOCATION

Figure 1 (See, Attachment 1) shows the Tipuani Mining District's location, about 100 kilometers N-NE of the city of La Paz in a straight line. However, the road into the District is about 270 kilometers long. The District covers close to 60 square kilometers over the middle and lower Tipuani River. It can be reached by road, road and river, or small airplane (to within 40 kilometers). The Cangalli gold deposits, and the claims controlled by the Golden Eagle's subsidiary (See, Attachment 1, Figure 2: Claims Map), are found approximately in the middle of this District.

3.  GEOGRAPHY

The village of Cangalli is at about 1,500 meters of altitude above sea level. The area lies at the foothills of the Oriental Cordillera range of the Andes, in the narrow Tipuani River Valley (See, Attachment 1, Figures 1,2 and 3, & Attachment 4, Photos 1,2 and 3). The current course of the Tipuani River is steep, especially its upper and middle parts. It carries nearly 16 to 18 cubic meters per second at its lowest level, during the dry season of May to September. It runs E-NE. The climate is sub-tropical to tropical, warm and humid. The vegetation increases, again, from sub-tropical to tropical with the decrease in elevation.

4.  HISTORY

The Tipuani gold deposits, and in particular those found at Cangalli, Bolivia, have been worked since pre-Inca times, for well over 1,000 years. The Tipuani Mining District is a well known gold district. It has produced many tons of the precious metal through its mining by the Incas, Spaniards, and later on by Bolivian and foreign individuals and companies. These companies include the Aramayo Company, South American Placers, Inc., and the many mining cooperatives organized since the 1950's all over the District.

5.  GEOLOGY

5.1. There is rather large NW-SE regional trough, 200 kilometers long by 30 kilometers wide between the Ortho-andean and Para-andean ranges of the Cordillera Real range, which is a northern section of the Oriental Cordillera range (See, Attachment 1, Figures 3,4 and 5). This depression has been formed by igneous intrusions and epurogenic movements during the early Jurassic (Hercinic diastrophy) and Miocene periods. With its related tilting of the sediments uplifting their eastern part, together with their strong folding and longitudinal and transverse faulting, it produced a graben structure. During the late Miocene to Pliocene this narrow depression, with Devonic and Ordovicic slates, phyllites and schists at its bottom, was filled up by the products of the weathering and erosion of the uplifted parts of the Cordillera.

In this way, the gold-bearing Cangalli Conglomerates were formed. The Lower Member, or Blue Cangalli, was hard and well cemented. (See, Attachment 4, Photo 4.) The Upper Member, or Red Cangalli, had a total thickness varying from 100 to 500 meters. (See, Attachment 4, Photos 1 through 7, & 11.) Together they filled the paleochannel of the Tipuani River and its tributaries, forming the subsequent paleoplain. This was eroded by the same Tipuani River to form its present course and valley. (See, Attachment 1, Figures 5 and 6.)

5.2. The schematic sequence referred to above, gave rise to the two main types of deposits of the Tipuani District:

5.2.1. The paystreaks at the bottom, and at various other levels in the Cangalli Conglomerate Formation: that is, in the paleochannel and its remnants as terraces. (See, Attachment 4, Photo 11.)

5.2.2. The present Tipuani River alluvials: beaches, banks, low terraces, and gravels at the sides and bottom of the river. (See, Attachment 4, Photo 1.) These deposits have been high-graded during the last decades.

The Tipuani District deposits are syngenetic, with grades varying from a few grams, to several ounces of gold per cubic meter. At the Tujojahuira shaft sunk by the Aramayo Company in 1944, the United Nations survey team later verified that a lens was encountered on the Ordovicic bedrock of 1.2 square meters with gold content of 112 kilograms of gold per cubic meter. Gold in these paystreaks occurs as scales, small particles and nuggets.
(See, Attachment 4, Photos 21, 22 and 23.)

6.  MINING AND METALLURGY

The mining and metallurgy of gold in the Cangalli area has been mostly rudimentary since its beginnings to the present. Only the largest particles have been recovered--mainly those larger than 1 mm. However, the recovery has been disastrous: from 20% to 50% at most.

The traditional mining methods which have been used have employed small shafts sunk to bedrock, and adits crawling along bedrock, to high-grade the deposits. These methods have been incredibly inefficient as well as dangerous for the miners. They have also ruined most of the worked deposits, removing the high-grade and leaving lower-grade, but still feasibly recoverable material on-site.

The Unidas Cangalli Gold Mining Cooperative had sunk a safer and more professional shaft due to the guidance of the mining engineers and geologists that they had hired initially. Golden Eagle's subsidiary received interior mine workings which were conceptually well constructed, but which had not been adequately maintained due to the Cooperative's financial difficulties. Golden Eagle's subsidiary has carried out major rehabilitation of the shaft and adit structures, and has over 1,600 meters of interior mine workings. I would estimate that the value of those workings is in excess of $us3 million, and may be closer to $us5 million. (See, Attachment 5, Plans 1,2 and 3.) My recommendations in my final report will include open-pit mining techniques to increase tonnages of gold-bearing material processed, as well as the use of milling of head ore to liberate the contained gold from the over-sized fraction, and expose the gold in the under-sized fraction. (See, Attachment 2, Mineral Sampling Results.) The recommended recovery techniques will include a gravity circuit, as well as an agitated vat cyanide leach circuit.

7.  SAMPLING

Due to time limitations, and the desire to verify a perceived geological trend in the surface manifestation of the paleochannel, a systematic sampling at the road cuts every 100 to 200 meters, (See, Attachment 4, Photo 7.) and at more exposed sites, such as the pits at Chaco and San Juan (See, Attachment 4, Photos 5 and 6). In addition, we extensively sampled underground at the Cangalli Shaft.

Each sample weighed approximately 1 Kg and was separately panned. The fine tailings were saved together and sampled for the laboratory. (See, Attachment 4, Photo 20.)

A sample of quartzite, and another of rounded hard iron oxide, were also taken at random as "grab samples" and sent as they were to the chemical laboratory.

A total of 107 samples were taken in the field and assayed by Inspectorate Laboratories, a well-respected international assaying lab. (See, Attachment 3, Lab Assay Results.)

8.  RESULTS

8.1. The results are shown on the laboratory certificates, (See, Attachment 3, Lab Assay Results), and the 16 tables accompanying this report. (See, Attachment 2, Mineral Sampling Results.) Column 3 of those mineral sampling results shows the gold grades in grams per cubic meter, separated in groups for the different sectors of the claims under the Company's subsidiary's control. These values were calculated in the usual way--from pan concentrate grades and their weights--together with the weights of the field samples. A figure of 1.8 was used for the specific gravity of these field weights.

The average  gold  grades for each  sector vary from a minimum of  approximately
 .100 g/m3 to approximately 6 g/m3, with an overall average of 1.499 g/m3. This grade is certainly good enough for massive types of mining, an open-pit techniques are highly recommended.

8.2. Up to this point standard methods were used to establish the grades resulting from the sampling program. However, a striking fact showed up in the sampling: the batea (conical pan) fine tailings (the under-sized fraction) assayed with an average gold grade of 27.068 g/m3, meaning that this is by far the richest fraction in the Cangalli deposits. Obviously, from ancient times through to the present mining operations, this fraction has always been ignored and discarded. A similar phenomenon happens with the rock samples (the over-sized fraction)-- with an average assay of 5.657 grams per cubic meter--of course also traditionally being discarded.

From the over-sized fraction, or rock samples, I have calculated a conservative grade of 2.419 g/m3 for the pan gross tailings. The results from the assays of the over and under-sized fraction, plus those for the pan concentrates previously calculated, are combined for the total average gold grades shown on the tables' column 4 (See, Attachment 2, Mineral Sampling Results). These total results run from an approximate low of 10 g/m3 to a high of 19 g/m3 with an average of 14.049 g/m3, which is very high for these types of gold deposits. It is my opinion that this may even increase once better sampling can be carried out on the over-sized fraction.

In formulating a mine plan for the near-term, the first thing that becomes apparent is that these deposits can and must be worked by open-pit mining methods. The recovery of the "microscopic" gold has to be accomplished by agitated vat cyanide leaching techniques. I believe that very significant and far-reaching discoveries will be made in the remainder of the Cangalli gold deposits specifically, and the balance of the Tipuani River Basin deposits in general, as a result of this concept.

9.  RESOURCES

  The qualitative and quantitative knowledge regarding the Cangalli gold deposits is sufficient to satisfy the standards and requirements of the worldwide mining industry relative to definitions of Resources and Reserves. For evaluating and quantifying those Resources established in this report, the author has used the following definitions:

Resource.

A concentration of naturally occurring material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible. Location, grade, quality, and quantity are known or estimated from specific geologic evidence. To reflect varying degrees of geologic certainty, resources can be subdivided into Measured, Indicated and Inferred.

Measured - Quantity is computed from dimensions revealed in outcrops, trenches, workings, or drill holes. Grade and/or quality are computed from the result of detailed sampling. The sites for inspection, sampling, and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of the resource are well established.

Indicated - Quantity and grade, and/or quality, are computed from information similar to that used for Measured Resources, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower that for Measured Resources, is high enough to assume geologic continuity between points of observation.

Inferred - Estimates are based on geologic evidence and assumed continuity in which there is less confidence that for Measured or Indicated Resources. Inferred resources may or may not be supported by samples or measurements but the inference must be supported by reasonable geo-scientific data.

Reserve.

A Reserve is that part of the Resource that meets minimum physical and chemical criteria related to the specified mining and production practices, including those for grade, quality, thickness, depth; and can be reasonably assumed to be economically and legally extracted or produced at the time of the determination. The feasibility of the specified mining and production practices must have been demonstrated or can be reasonably assumed on the basis of tests and measurements.

Proven Reserve. - That part of a Measured Resource that satisfies the conditions to be classified as a Reserve.

Probable Reserve - That part of an Indicated Resource that satisfies the conditions to be classified as a Reserve. The resources previously estimated for the claims under the Company's subsidiary's control at Cangalli were calculated with a conservative average grade of .500 g/m3. This calculation, on the basis of the sampling program reported in this report, will have to be increased by approximately 28 times, for an average grade of 14.049 g/m3 of gold. Using the definitions set out above, and the overwhelming evidence of geologic continuity, it is my opinion that the portion of the Cangalli claims that I studied, which would have been in any event less than half of the claims under contract, contain an Indicated Resource of 60,771,704 troy ounces of gold and an Inferred Resource of 111,414,800 troy ounces of gold. While I understand that such numbers are staggering, I cannot change the sampling results; my observations in the field; the huge body of literature and studies which have been produced about this area which support my observations; and the centuries of gold-producing history in the Tipuani Mining District. It becomes apparent that if these resources can be confirmed as reserves, which I believe is just a matter of carrying out a more detailed sampling program and applying currently-used cyanide leaching technology in testing the recoveries, the claims under the control of the Company's subsidiary may produce an exceptional world-class gold deposit.

I also confirmed the fact that Golden Eagle's subsidiary has entered into a Public Contract for the mining and development rights to 2,004 hectares of claims owned by the Unidas Cangalli Gold Mining Cooperative, (See, Attachment 1, Figure 2: Claims

Map), which has been protocolized, or publically recorded, in the Bolivian Government's Notary of Mines. The claims which are the subject of the Contract were the target area of this report.

It is my opinion that the gold resources mentioned above can be economically and legally extracted, and that further study will show that open-pit techniques, with initial milling of the head ore, and a combination of gravity and leaching circuits, will result in the feasibility of large portions of the resources being converted to proven reserves in the very near-term.



La Paz, Bolivia
January 20, 1997

   Golden Eagle                                                      Unidas Cangalli Project
"International, Inc."                                                   Tipuani, Bolivia

                            MINERAL SAMPLING RESULTS

                   Table 1. Cangalli Mine Underground Samples

    1                 2
F. Sample         F. Sample          Gold grams per Cubic Meter            Remarks
Number            weight,grams          in Field Samples              Specific Gravity: 1.8
                                       3                4
                                     From           From whole
                                  concentrates       samples        -237 Level.  Figure
  U-1                 735           8.499                                  "       "
  U-2                 931            .137                                  "       "
  U-3                 848            .259                                  "       "
  U-4                1107           6.135                                  "       "
  U-5                1245          31.109                                  "       "
  U-6                1362            .041                                  "       "
  U-7                1460            .097                                  "       "

                     7688           6.805             19.130             Totals, Averages

  U-8                1215           6.342             15.931             -195 Level

                     8903           6.742             19.078            -237 and -195 levels



  U-9               28420          31.903                               Pay streak in -237 Level
  U-10              24500           8.666                                  "        "        "
  U-11              18620            .217                               Dump from same pay streak
  U-12              30380           9.875                               Tailing from pan refining
                                                                        of sluice concentrates
  U-11'             30380           2.905                               Botton of same pay streak


     Note: Samples U-9 to U-11' were taken for additional information purposes only, thus they do not enter into the calculations for sampling results

   Golden Eagle                                         Unidas Cangalli Project
International, Inc.                                        Tipuani, Bolivia



                            MINERAL SAMPLING RESULTS


                          Table 2. Run of Mine Samples

    1                2
F. Sample         F. Sample         Gold grams per Cubic Meter       Remarks
Number           weight,grams           in Field Samples
                                     3                4
                                    From           From  whole
                                 concentrates       samples
   R-13             1225            .364                      Samples taken near
   R-14             1588           4.558                      shaft's collar.
   R-15             1137           3.564
   R-16             1382            .145
   R-17             1421            .119


                    6753           1.793             14.406   Totals, Averages


                     Table 3. Tailings from Sluice Samples.



   T-18             1315           .249
   T-19             1411           .206
   T-20             1402           .022
   T-21             1450           .035

                    5578           .126                      Totals, Averages



     Note: Samples T-18 to T-21 were taken for information purposes only, thus they do not enter into the calculations for sampling results.


   Golden Eagle                                               Unidas Cangalli Project
International, Inc.                                              Tipuani, Bolivia


                            MINERAL SAMPLINGS RESULTS

                         Table 4. Chaco Hillside Samples

   1                 2
F. Sample         F. Sample         Gold grams per Cubic Meter        Remarks
Number           weight,grams          in Field Samples           Specific Gravity: 1.8
                                       3               4
                                     From          From whole
                                 concentrates        samples

  Ch-22             1027            1.660                          Samples from hillside

  Ch-23             1018            3.303                          South of Chaco Camp
  Ch-24              816            8.456                         (Figures 3 and 16) Small
  Ch-25             1085            4.058                          open-pit.
  Ch-26             1162            3.597                              "       "       "
  Ch-27             1066           17.751                              "       Pelton shack
  Ch-28             1649             .057                              "       "       "


                    7643            5.176             17.761       Totals, Averages



                          Table 5. Flor de Mayo Samples

  F-29               279            .194                                  Samples from the checked areas
  F-30              1104            .048                                  eastern end, Chuchi playa
  F-31              1114           6.359                                  Rio Capitan. (Figures 3 and 16)
  F-32              1430            .004
  F-33              1354            .028
  F-34              1200            .106
  F-35              1066           2.942

                   8247            1.289              14.067              Totals, Averages



   Golden Eagle                                               Unidas Cangalli Project
International, Inc.                                                Tipuani, Bolivia


                            MINERAL SAMPLING RESULTS

                           Table 6. Chaco East Samples

1        2
F. Sample         F. Sample         Gold grams per Cubic Meter           Remarks
Number            weight,grams"        in Field Samples            Specific Gravity:1.8
                                    3                 4
                                   From           From whole
                                concentrates        samples

  Ch-36             1277          .066                      Samples West of the ones
  Ch-37             1258          .068                      on Table 5. (Figures  3
  Ch-38             1238          .182                      and 16).
  Ch-39             1133          .175
  Ch-40             1344          .343                      Ordovicic bedrock
  Ch-41             1123          .267
  Ch-42              970          .500
  Ch-43              749          .995
  Ch-44             1162          .183

                   10254          .273           12.941    Totals, Averages


                     Table 7. Chaco Center and West Samples


  Ch-45             1450         .106                      Samples of west those on
  Ch-46             1344         .196                      Table 6. By Chaco Camp and
  Ch-47             1162         .113                      "Chamajahuira, near Cangalli"
  Ch-48             1450         .134                      (Figures 3 and 16)
  Ch-49             1258         .061
  Ch-50             1296         .031
  Ch-51             1049         .056
  Ch-52              979         .085
  Ch-53             1008         .202
  Ch-54             1219         .088

                   12215         .107           12.827     Totals, Averages



   Golden Eagle                                               Unidas Cangalli Project
International, Inc.                                               Tipuani, Bolivia


                            MINERAL SAMPLING RESULTS

                          Table 8. 1o. de Mayo Samples

    1                2
F. Sample         F. Sample         Gold grams per Cubic Meter          Remarks
Number          weight, grams"           in Field Samples
                                     3                 4
                                    From           From whole
                                 concentrates        samples

1M-55             1162               .387           12.748         Sample from the western
                                                                   most part of the area.
                                                                   Close to the town of
                                                                   Tipuani (Figures 3 and 16)

                            Table 9. Cangalli Samples

CI-56             1142               .112                          Samples from San Juan, bet-
CI-57              979               .081                          ween Tipuani and Cangalli,
CI-58             1066               .080                          along main road (Figures
CI-59             1008               .207                          3 and 16)
CI-60              922               .080
CI-61              874               .073
CI-62              720               .071                          Ordovicic sedimentary
CI-63             1018               .198                                "      "
CI-64             1008              1.228                                "      "
CI-65              854               .168
CI-66              950               .238

                 10541               .237          10.101          Totals, Averages


                           Table 10. San Juan Samples

SJ-67             1085               .040                          Samples from San Juan
SJ-68             1066               .094                          hillside, South of those
SJ-69             1027               .185                          on Table 8.
SJ-70             1085               .088
SJ-71             1219               .037
SJ-72              835               .038
SJ-73              787               .153                         San Juan small open-pit
SJ-74              960               .048                             "      "       "
SJ-75              931               .106                             "      "       "

                  8995               .086         12.566         Totals, Averages


   Golden Eagle                                               Unidas Cangalli Project
International, Inc.                                               Tipuani, Bolivia


                            MINERAL SAMPLING RESULTS


                       Table 11. Chaco Wood Road Samples 1

    1                 2
F. Sample         F. Sample         Gold grams per Cubic Meter           Remarks
Number           weight, grams"           in Field Samples
                                      3                 4
                                    From            From whole
                                 concentrates         samples

                                                                     Ordovicic S. (F. 3 and 16)
ChW-76              1027            5.632                            Samples from road Chaco-
ChW-77               989             .199                            wooden area South of Chaco
ChW-78              1027             .861                            Ordovicic  Sedimentary
ChW-79               854             .101                                  "         "
ChW-80              1056             .178                            Ordovicic-Cangalli contact
ChW-81              1056             .404                                  "         "
ChW-82              1277             .044                                  "         "
ChW-83              1162             .062                            Ordovicic  Sedimentary
ChW-84              1229             .047
ChW-85              1018             .066
ChW-86              1238             .035

                   11933             .659           13.234           Totals, Averages


                       Table 12. Chaco Wood Road Samples 2

ChW-87               643             .114                      Samples to the North of
ChW-88               701             .113                      those on Table 10. Closer
ChW-89              1248             .015                      to Chaco. (Figures 3 and
ChW-90               701             .136                      16).
ChW-91               662             .091
ChW-92              1411             .027
ChW-93              1085             .096
ChW-94               691             .040
ChW-95               634             .067
ChW-96              1344             .124
ChW-97              1258             .220

                   10378             .095          12.414       Totals, Averages




   Golden Eagle                                               Unidas Cangalli Project
International, Inc.                                               Tipuani, Bolivia


                            MINERAL SAMPLING RESULTS


                          Table 13. Chaco Front Samples

    1                 2
F. Sample         F. Sample         Gold grams per Cubic Meter         Remarks
Number          weight, grams            in Field Samples         Specific Gravity: 1.8
                                     3                 4
                                   From            From whole
                                concentrates         samples

ChF-98              1181          .038                            Samples from Chaco's Open-
ChF-99              1296          .015                            Pit large cut or front"
ChF-100             1065         1.117                            (Figures 3 and 16).
ChF-101             1181          .534
ChF-102              682         2.030
ChF-103              682        19.107

                    6107         2.673             15.124         Totals, Averages


                          Table 14. Batea Fine Tailings

TB-104           349.523
TB-105           301.264

                 650.787                           27.068         Totals, Averages
                                                                  Specific Gravity: 1.60


                         Table 15. Batea Gross Tailings

QR-106           132.059
QR-107            80.302

                                                    2.419         Average. Specific Gravity:
                                                                  2.12
                                                                  Assumed 20% of sample.


                           Table 16. General Averages


                                                   44.476         Batea concentrates
                                                    2.419         Batea Gross tailings
                                                                  Approx. +0.1 mm
                                                   27.068         Batea fine tailings
                                                                  Approx. -0.1 mm


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